UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date: February 3, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7(095) 725 0700	Fax +7(095) 721 0017

FOR IMMEDIATE RELEASE

VIMPELCOM WILL CONTINUE TO OPERATE ITS BUSINESS AS PLANNED

DESPITE THE ONGOING BOARD DISAGREEMENT ON THE 2006 BUDGET

Moscow and New York (February 3, 2006) - Open Joint Stock Company Vimpel-Communications (“VimpelCom” or the “Company”) (NYSE: VIP) announced that in accordance with Russian law and consistent with its fiduciary duty to 45 million customers, 13,000 employees and thousands of shareholders, management will continue to operate in the ordinary course of business within the guidelines of the 2006 annual budget as proposed to the Board.

The VimpelCom Board failed, for the second time, to approve the 2006 annual budget. In accordance with the VimpelCom charter 8 of 9 directors must vote in favor to approve the annual budget. In addition, the Board failed to approve separate country budgets.

“Despite the Board’s failure to approve the budget, management will continue to operate within the parameters of the draft 2006 budget,” said David Haines, Chairman of the Board of VimpelCom.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Tajikistan and Uzbekistan. The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, among other things, to management’s intention to operate in the absence of a Board-approved annual budget for 2006. There can be no assurance that the Company will prevail in connection with the recently filed lawsuits by Telenor requesting, among other things, the unwinding of the Company’s acquisition of URS. In addition, there can be no assurance that the Company’s shareholders (including Telenor) or other parties will not challenge the actions of management with respect to the operations of the Company and/or any of its subsidiaries during the period when there is no Board-approved annual budget for 2006. If any challenges against the Company or management are successful, including if they were to lead to the possible unwinding of the URS acquisition or of the transactions concluded during the period when there is no Board-approved annual budget for 2006, such challenges could have an adverse effect on the Company, its operations and its financial condition. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference.

- more -

VimpelCom Will Continue To Operate Its Business As Planned Despite The Ongoing Board

Disagreement On The 2006 Budget

VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com